Entheos Technologies, Inc.

888 3rd Street

Suite 1000

Calgary, Alberta, T2P 5C5

Telephone:  (800) 755-5815

By Edgar

January 14, 2010

United States Securities and Exchange Commission

100F Street, NE

Washington, D.C. 20548

Attention: H. Christopher Owings, Assistant Director

Mail Stop 3561

Re:       Entheos Technologies, Inc.--Response To SEC Comment Letter Dated January 7, 2010 To Amendment No. 3 To The Registration Statement On Form S-1(File No. 333-157829) And Amendment No. 4 Filed In Response Thereto

            I am authorized by Entheos Technologies, Inc. (the “Company”) to submit the following responses on its behalf to your letter of January 7, 2010 (the “January 7th Letter”) setting forth various comments (collectively, the “Staff Comments”) with respect to the Amendment No. 3 to the Company’s Registration Statement on Form S-1. The numbered responses are keyed sequentially to the numbered paragraphs in the January 7th Letter. Capitalized terms used herein and not otherwise defined shall have the meaning ascribed thereto in Amendment No. 4. Page references are to Amendment No. 4 as filed.

1. The referenced section has been revised to read as follows:

“Strategy

                       We plan to grow our business by acquiring minority, non-operating, working interests in both currently producing wells and also by participating in workover and/or re-entry projects on previously producing proved assets or wells.  These assets will be pursued to offset the natural decline in our current production as well as provide growth in our asset portfolio over time.  Assets for acquisition will be identified through our operators, managements’ contacts in the industry as well as through the PLS. Assets will be evaluated by management as well as by third party independent consulting engineers and geologists, having experience in the geographical areas in which the prospects are located, engaged by us on an as needed basis.  The industry professionals to be utilized by us will be contractors and will be compensated as such utilizing finders fee agreements and consulting agreements."   Please see page 32.

2.         The executive compensation table has been updated to include the 2009 compensation. Please see page 38.

3.         The requested disclosure has been added both in the revised footnotes to the table as well as part of the narrative disclosures under the heading “Selling Stockholders.” Please see pages 47-50.

4.         The table and the footnotes to the referenced table have been revised to reflect the potential maximum number of shares issuable under the warrants. Please see pages 47-50.

5.         Peterson Sullivan LLP, our independent registered public accounting firm, has indicated to us that there was a change in the Firm’s legal structure from a Professional Limited Liability Company (PLLC) to a Limited Liability Partnership (LLP).  The change in the legal entity was effective October 30, 2008.  Accordingly, the name under which the Firm was registered with the PCAOB changed from Peterson Sullivan PLLC to Peterson Sullivan LLP.  There was no other change to the Firm in terms of ownership or the nature of the Firm’s practice.  The Firm practices under a license issued through the Washington State Board of Accountancy; that organization was notified of the change in legal structure.  Peterson Sullivan LLP effectively formally notified the PCAOB of this change in legal structure as of January 8, 2010.  This notification was consistent with the filing requirements of the PCAOB.

6.         Please note that the following designations appear below Mr. Cooper’s (our only officer) signature:

“Chief Executive Officer and President ,Principal Executive Officer, Chief Financial Officer, Principal Financial Officer, Principal Accounting Officer and Director.”

The Company hopes that the foregoing adequately addresses all of your comments.

Respectfully,

Entheos Technologies, Inc.

By: /s/ Derek Cooper

Derek Cooper, President and Chief Executive Officer

cc. Joseph Sierchio, Esq.